

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2015

Via E-mail
Jennifer Tsuneta
MVP REIT II, Inc.
12730 High Bluff Drive, #110
San Diego, California 92130

> **Re:** **MVP REIT II, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted June 22, 2015**
> **CIK No. 0001642985**

Dear Ms. Tsuneta:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division´s Office of Mergers and Acquisitions at 202-551-3440.

4. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

5. We note your disclosure that the sponsor has agreed to pay selling commissions and due diligence fees in connection with the sale of shares in this offering, and that the Sponsor is dependent on VRM I and VRM II to provide funding for its obligations. We further note that your advisor is an affiliate of VRM I and VRM II. Please advise us whether any fees paid by you to your advisor or its affiliates will be contributed to VRM I or VRM II to reimburse your sponsor for the payment of the selling commissions and due diligence fees.

6. Please confirm that you have provided your policies with respect to each activity listed in Item 12 of Form S-11. Note that if you do not propose to engage in a particular activity, a specific statement to that effect should be disclosed in the registration statement. Refer to Instruction 1 to Item 12 of Form S-11.

7. We note your disclosure regarding your intent to conduct operations so that you are not required to be registered as an investment company under the Investment Company Act of 1940 on pages 21-22, 45-47, and 94-95. We further note that your investment strategy is to focus on parking lots, parking garages and other parking structures, and to a lesser

extent, other real property investments. To the extent you intend to invest in mortgage loans, non-real property investments, or securities, please expand upon your plan.

Prospectus Cover Page

8. Please revise your first bullet point risk factor to state that you are not ever required to provide liquidity.

Table of Contents, page iv

9. Please revise to either move your table of contents to the inside front cover page or to include a table of contents on the outside back cover page of the prospectus. Refer to Item 502 of Regulation S-K.

Fees and Expenses, page 16

10. We note your disclosure on pages 79-80 regarding your potential use of an affiliated property manager and the property management fees payable to such an entity. Please revise your tabular disclosure of fees and expenses to be paid to your affiliates during the acquisition and development stage to describe the property management fees. Please also disclose the identity of the affiliated property manager you intend to use, or advise.

Estimated Use of Proceeds, page 58

11. We note that Acquisition Fees have been calculated as 2.75% of the Amount Available for Investment. However, footnote (5) to the table indicates that Acquisition Fees are being calculated assuming a loan to value ratio of 50%. This seems to indicate that such fees should be 2.75% of total acquisitions that are double the Amount Available for Investment. Please advise or revise your presentation as appropriate.

12. We note your footnote (6). Please revise your filing to disclose your basis for assuming Acquisitions Expenses will be 0.75% of the purchase price.

Prior Performance Summary, page 106

13. We note your disclosure on page 106 regarding "the private programs sponsored by an affiliate of MVP Capital Partners II." Please revise to clarify whether this disclosure refers to the NOW Fund I and NOW Fund II. Alternatively, please provide appropriate prior performance disclosure concerning the NOW Fund I and NOW Fund II.

Adverse Business Developments or Conditions, page 110

14. We note that MVP REIT, Inc.'s Form 10-K filed on March 31, 2015 and Form 10-Q filed on May 11, 2015 (File No. 333-180741), disclose that MVP REIT, Inc. has experienced a net loss since inception, and that to date, all distributions have been paid from offering proceeds. Please revise this section to disclose this information, or tell us why you believe it is not appropriate to do so.

Financial Statements

Notes to Financial Statements

Note D – Related Party Transactions and Arrangements

Fees Paid in Connection with the Liquidation or Listing of the Company's Real Estate Assets, page F-15

15. On page F-15, you disclose that the convertible stock will convert into a number of shares of common stock representing 4.0% of the outstanding shares of the company. Elsewhere in your filing, you disclose that this percentage is 5.5%. Please revise for consistency.

PART II – Information Not Required in the Prospectus, page II-1

Signatures

16. Please include the signature of your principal accounting office or controller. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

Exhibits

17. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed on EDGAR as correspondence.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Jennifer Monick, Senior Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney

cc: Rosemarie Thurston, Esq. (via E-mail)